July 10, 2024

D. Kyle Cerminara
Chief Executive Officer
Fundamental Global Inc.
108 Gateway Blvd, Suite 204
Mooresville, NC 28117

       Re: Fundamental Global Inc.
           Registration Statement on Form S-4
           Filed June 20, 2024
           File No. 333-280346
Dear D. Kyle Cerminara:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Prospectus Summary, page 9

1. Please revise to provide prominent disclosure clarifying the related party nature of the transaction, a summary describing the combined company's various businesses, and an explanation of the extent to which operations are meant to be combined. In this regard, please include:

             a graphic depicting the corporate structure of the various subsidiaries and holding companies before and after the proposed transaction, including identification of the nature of their operations, such as the cinema entertainment and reinsurance operations;
             quantification of the approximate percentages of the combined company's revenues attributed to each significant business;
             clarification of how the very different businesses are expected to be run and/or
 July 10, 2024
Page 2

           integrated, particularly in areas like operational processes, management oversight and resource allocation; and
             further clarification of anticipated synergies, such as any cost savings from shared services and enhanced operational efficiencies.
Where You Can Find More Information, page 61

2. We note the list of filings on page 62, which you state are incorporated by reference. It appears that you are not S-3 eligible and are, therefore, ineligible to incorporate by reference. Please revise to provide all required information or an analysis as to why you believe you are eligible to incorporate by reference.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Amy Bowler